WEDBUSH MORGAN SECURITIES, INC.

1000 WILSHIRE BOULEVARD, 10th FLOOR

LOS ANGELES, CA 90017

June 24, 2005

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. John Reynolds

Re:	TAC Acquisition Corp.
Registration Statement on Form S-1
File No. 333-123382

Ladies and Gentlemen:

In connection with the above-captioned offering please be advised that, pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join in the request of TAC Acquisition Corp. that the effective date of the Registration Statement be accelerated so that the Registration Statement may become effective at 1:00 p.m. (New York time) on the afternoon of June 28, 2005, or as soon thereafter as practicable.

Sincerely,

WEDBUSH MORGAN SECURITIES, INC.

As representatives of the several underwriters

By:	/s/ Steven Horkay
Steven Horkay Vice President, Investment Banking